UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of July, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                       BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        SPIRENT EXECUTIVE SHARE OPTION SCHEME

  Period of return:      From: 1 JANUARY 2005   : 30 JUNE 2005

  Balance under scheme from previous     4,521,734 ORDINARY SHARES OF
  return:                                3 1/3p EACH

  The amount by which the block scheme   NIL
  has been increased, if the scheme
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   1,720,460 ORDINARY SHARES OF
  under scheme during period:            3 1/3p EACH

  Balance under scheme not yet           2,801,274 ORDINARY SHARES OF
  issued/allotted at end of period:      3 1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company

Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                         BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        U.S EMPLOYEE STOCK PURCHASE PLAN

  Period of return:      From: 1 JANUARY 2005  TO: 30 JUNE 2005

  Balance under scheme from previous     3,701,676 ORDINARY SHARES OF
  return:                                3 1/3p EACH

  The amount by which the block scheme   NIL
  has been increased, if the scheme
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   2,464,312 ORDINARY SHARES OF
  under scheme during period:            3 1/3p EACH

  Balance under scheme not yet           1,237,364 ORDINARY SHARES OF
  issued/allotted at end of period:      3 1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                    BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        SPIRENT GLOBAL ALL EMPLOYEE SHARE PURCHASE
                         PLAN

  Period of return:      From: 1 JANUARY 2005     To: 30 JUNE 2005

  Balance under scheme from previous     1,032,044 ORDINARY SHARES OF
  return:                                3 1/3p EACH

  The amount by which the block scheme   NIL
  has been increased, if the scheme
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   217,600 ORDINARY SHARES OF 3
  under scheme during period:            1/3p EACH

  Balance under scheme not yet           814,444 ORDINARY SHARES OF 3
  issued/allotted at end of period:      1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                     BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        NETCOM AMENDED AND RESTATED STOCK OPTION
                         PLAN

  Period of return:      From: 1 JANUARY 2005     TO: 30 JUNE 2005

  Balance under scheme from previous     4,779,180 ORDINARY SHARES OF
  return:                                3 1/3p EACH

  The amount by which the block scheme   NIL
  has been increased, if the scheme
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   399,516 ORDINARY SHARES OF 3
  under scheme during period:            1/3p EACH

  Balance under scheme not yet           4,379,664 ORDINARY SHARES OF
  issued/allotted at end of period:      3 1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                     BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

  Period of return:      From: 1 JANUARY 2005    To: 30 JUNE 2005

  Balance under scheme from previous     2,690,996 ORDINARY SHARES OF
  return:                                3 1/3p EACH

  The amount by which the block scheme   NIL
  has been increased, if the scheme
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   NIL
  under scheme during period:

  Balance under scheme not yet           2,690,996 ORDINARY SHARES OF
  issued/allotted at end of period:      3 1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                    BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        SPIRENT SAVINGS RELATED SHARE OPTION SCHEME

  Period of return:      From: 1 JANUARY 2005    To: 30 JUNE 2005

  Balance under scheme from previous    180,812 ORDINARY SHARES OF 3
  return:                               1/3p EACH

  The amount by which the block         NIL
  scheme has been increased, if the
  scheme has been increased since the
  date of the last return:

  Number of securities                  66,424 ORDINARY SHARES OF 3
  issued/allotted under scheme during   1/3p EACH
  period:

  Balance under scheme not yet          114,388 ORDINARY SHARES OF 3
  issued/allotted at end of period:     1/3p EACH

  Number and class of securities        3,000,000 ORDINARY SHARES OF
  originally listed and the date of     3 1/3p EACH DATED 29
  admission:                            SEPTEMBER 2000

                                        3,000,000 ORDINARY SHARES OF
                                        3 1/3 p EACH DATED 28 MAY
                                        2004

  Total number of securities in issue   964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                    BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        SPIRENT STOCK INCENTIVE PLAN

  Period of return:      From: 1 JANUARY 2005   To: 30 JUNE 2005

  Balance under scheme from previous     4,461,376 ORDINARY SHARES OF
  return:                                3 1/3p EACH

  The amount by which the block scheme   4,000,000 ORDINARY SHARES OF
  has been increased, if the scheme      3 1/3 p EACH
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   2,951,731 ORDINARY SHARES OF
  under scheme during period:            3 1/3p EACH

  Balance under scheme not yet           5,509,645 ORDINARY SHARES OF
  issued/allotted at end of period:      3 1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCKLISTING SIX MONTHLY RETURN

To:     The FSA

Date: 8 July 2005




  Name of applicant:     SPIRENT PLC

  Name of scheme:        CAW AMENDED AND RESTATED STOCK OPTION PLAN

  Period of return:      From: 1 JANUARY 2005     To: 30 JUNE 2005

  Balance under scheme from previous     878,101 ORDINARY SHARES OF 3
  return:                                1/3p EACH

  The amount by which the block scheme   NIL
  has been increased, if the scheme
  has been increased since the date of
  the last return:

  Number of securities issued/allotted   22,551 ORDINARY SHARES OF 3
  under scheme during period:            1/3p EACH

  Balance under scheme not yet           855,550 ORDINARY SHARES OF 3
  issued/allotted at end of period:      1/3p EACH

  Number and class of securities         3,000,000 ORDINARY SHARES OF
  originally listed and the date of      3 1/3p EACH DATED 29
  admission:                             SEPTEMBER 2000

                                         3,000,000 ORDINARY SHARES OF
                                         3 1/3 p EACH DATED 28 MAY
                                         2004

  Total number of securities in issue    964,084,259
  at the end of the period :



       Name of contact:                Michael Anscombe

       Address of contact:             Spirent plc
                                       Spirent House
                                       Crawley Business Quarter
                                       Fleming Way
                                       Crawley, RH10 9QL

       Telephone number of contact:    01293 767676

SIGNED BY M Anscombe, Assistant Company
Secretary_____________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 08 July 2005                             By   ____/s/ Luke Thomas____

                                                    (Signature)*